Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 9, 2006 relating to the financial statements and financial statement schedule of OrthoLogic Corp., and management’s report on the effectiveness of internal control over financial reporting (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the fact that OrthoLogic Corp. is in the development stage at December 31, 2005), appearing in the Annual Report on Form 10-K of OrthoLogic Corp. for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
April 24, 2006